

13002566

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 200549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period from _______________ to ___________________.

Commission file number 01-06140

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dillard's, Inc. Investment & Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas 72201

REQUIRED INFORMATION

1. An audited Statement of Net Assets Available for Benefits as of December 31, 2012 and December 31, 2011 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan, prepared in accordance with the financial reporting requirements of ERISA is attached.

2. An audited Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan, prepared in accordance with the financial reporting requirements of ERISA is attached.

Exhibits

23 Consent of Crowe Horwath LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dillard's, Inc. Investment & Employee Stock Ownership Plan



Date: June 3, 2013

Phillip R. Watts
Secretary, Administrative Committee

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN

Little Rock, Arkansas

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2012 and 2011

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
Little Rock, Arkansas

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
December 31, 2012 and 2011

CONTENTS



Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Dillard's, Inc. Investment & Employee Stock Ownership Plan
Little Rock, Arkansas

We have audited the accompanying statements of net assets available for benefits of the Dillard's, Inc. Investment & Employee Stock Ownership Plan ("the Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
May 31, 2013

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
Investments, at fair value:		
Mutual funds	$ 227,940,515	$222,558,229
Dillard's, Inc. common stock	923,054,593	521,238,564
Collective trust funds	154,775,640	121,562,295
Cash & cash equivalents	2,202,525	0
Total investments	1,307,973,273	865,359,088
Non-interest bearing cash	0	670,175
Receivables:		
Employer contributions	66,757	86,355
Participant contributions	45	52
Accrued interest & dividends	0	580,510
Notes receivable from participants	12,628,190	13,360,821
Total receivables	12,694,992	14,027,738
Other assets:		
Prepaid administrative expenses	20,300	0
Total assets	1,320,688,565	880,057,001
LIABILITIES		
Administrative expenses payable	(210,042)	(200,671)
Purchases of securities not yet settled	(2,127,251)	(634,519)
Total liabilities	(2,337,293)	(835,190)
Net assets, reflecting investments at fair value	1,318,351,272	879,221,811
Adjustment from fair value to contract value for funds invested in fully benefit-responsive investment contracts (See Note 2)	(3,616,397)	(3,081,409)
NET ASSETS AVAILABLE FOR BENEFITS	1,314,734,875	$876,140,402

The accompanying notes are an integral part of these financial statements.

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS:	
INVESTMENT INCOME:	
Net appreciation in fair value of investments	$460,237,640
Interest and dividends	60,605,704
Other	944,964
Total investment income	521,788,308
Interest income on notes receivable from participants	539,837
CONTRIBUTIONS:	
Participant	33,333,605
Employer	15,768,131
Total contributions	49,101,736
Total additions	571,429,881
DEDUCTIONS:	
Distributions to participants	(131,506,031)
Administrative expenses	(1,329,377)
Total deductions	(132,835,408)
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	438,594,473
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	876,140,402
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 1,314,734,875

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Dillard's, Inc. Investment & Employee Stock Ownership Plan (the "Plan") provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan document, which is available from the Plan administrator.

Effective February 3, 2011, the recordkeeper for the Plan changed from Merrill Lynch, Pierce, Fenner & Smith, Inc. to Wells Fargo Bank, N.A. Also effective February 3, 2011, Wells Fargo Bank, N.A. replaced Bank of America, N.A. as trustee for all Plan assets other than the investment fund that holds shares of Dillard's, Inc. Class A common stock (the "Dillard's Stock Fund"). As a result of this change, there was a blackout period in which Plan participants and beneficiaries temporarily were unable to (1) direct or diversify investments in their individual accounts or (2) obtain a loan, withdrawal, or distribution from the Plan. This blackout period began as of the close of business on January 25, 2011 and ended on February 16, 2011.

On December 15, 2010, the Plan Sponsor communicated the notice of the blackout period to both Plan participants as required by Section 101(i)(2)(E) of ERISA and to members of its Board of Directors and executive officers pursuant to Section 306 of the Sarbanes-Oxley Act of 2002 and Section 104 of Regulation BTR of the Securities Exchange Act of 1934. This notice prohibited the purchase and sale of shares of the Company's common stock that were either acquired or had been previously acquired in connection with their service or employment as a Plan participant or director or executive officer of the Company.

Effective February 3, 2011, the Administrative Committee (the "Committee") of the Plan appointed Evercore Trust Company, N.A. ("Evercore Trust Company") as the trustee for the Dillard's Stock Fund. As trustee for the Dillard's Stock Fund, Evercore Trust Company has the exclusive fiduciary authority and responsibility for deciding whether the Dillard's Stock Fund should remain as an investment option under the Plan. Evercore Trust Company has the authority to restrict investment in the Dillard's Stock Fund, or to sell or otherwise dispose of all or any portion of Company common stock held in the Dillard's stock fund (subject to any practical or legal restrictions). In the event of a sale or other disposition, Evercore Trust Company would designate an alternate investment fund under the Plan for the temporary investment of any proceeds. Evercore Trust Company has no responsibility for any investment fund under the Plan other than the Dillard's Stock Fund.

General: The Plan is a defined contribution plan covering employees of Dillard's, Inc. and participating subsidiaries (collectively, the "Company" or "Plan Sponsor") upon employment, if the employee is not covered by a collective bargaining agreement. The Plan was established under Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan Sponsor allows participants to diversify all or a portion of any employer matching contributions and earnings thereon without meeting any service requirements. The accounts intended to constitute an employee stock ownership plan ("ESOP") as described in Section 4975 of the Internal Revenue Code include the portion of any accounts that are invested in the Dillard's Stock Fund.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

The Plan includes a qualified automatic contribution arrangement, vesting of Company match contributions made after January 1, 2008 under a two year "cliff vesting" schedule, and a Company match formula. Under this formula, employees who are eligible to receive Company matching contributions will be matched 100% on the first 1% of a participant's eligible earnings contributed to the Plan and 50% on the next 5% of a participant's eligible earnings contributed to the Plan, for a maximum Company contribution of 3½%. Participants may contribute up to 75% (in increments of one percentage point) of their eligible earnings, not to exceed statutory maximums.

Contributions: Plan contributions include the following:

Basic Salary Deferral Contributions: An employee is eligible to make Basic Salary Deferral Contributions and receive Company matching contributions no later than the first business day of the second calendar week next following the calendar week that he or she has both attained age 21 and completed one year of service for eligibility. The initial one-year eligibility period begins on the date of hire and ends on the first anniversary of that date. Subsequent one-year eligibility periods are the same as the Plan year (i.e. calendar year) and begin with the start of the next Plan year beginning after the date of hire. The one-year of service for eligibility is completed when the employee has worked at least 1,000 hours during such period.

Participants may elect to make Basic Salary Deferral Contributions, which are salary deferral contributions that participants invest in the Dillard's Stock Fund of up to 6% of participants' eligible earnings. Company matching contributions are also invested in the Dillard's Stock Fund.

If an employee does not make an election regarding participation in the Plan, then after the employee has attained age 21 or older with at least 1,000 hours of service within twelve months or any calendar year thereafter, the employee will be automatically enrolled into the Plan with a 3% Basic Salary Deferral Contribution rate which will be in effect until the last day of the Plan year following the Plan year in which the employee was first automatically enrolled. If the participant does not make an election otherwise, their contribution rate will be increased by 1% for each of the next three following Plan years to achieve a maximum rate of 6%.

Voluntary Salary Deferral Contributions: Participants may elect to make Voluntary Salary Deferral Contributions, which are salary deferral contributions that participants make until they have met the eligibility requirements for Basic Salary Deferral Contributions. Once a participant has met the eligibility requirements for Basic Salary Deferral Contributions, their Voluntary Salary Deferral Contributions are any deferral contributions in excess of 6% of their eligible earnings. Voluntary Deferral Contributions are invested in various investment options as directed by the participant. The Company does not match Voluntary Salary Deferral Contributions. Eligible employees may make Voluntary Salary Deferral Contributions as soon as administratively feasible without meeting any age or service requirements. If participants do not make an investment direction for their Voluntary Salary Deferral Contributions, the funds will be invested into the Conservative to Moderate Model Portfolio (see Investment Options below).

Basic After-Tax and Voluntary After-Tax Contributions: If Voluntary Salary Deferral Contributions and/or Basic Salary Deferral Contributions exceed the maximum pre-tax contributions statutory dollar limit, then Voluntary and Basic contributions will continue for the rest of the Plan year on an after-tax basis as Voluntary and Basic After-Tax Contributions for non-highly compensated employees only. If Basic Salary Deferral Contributions are being made, participants will continue to receive matching contributions on their Basic After-Tax Contributions for non-highly compensated employees only.

Rollover Contributions: Eligible employees may make Rollover Contributions to the Plan of funds distributed to them from another qualified retirement plan or from an IRA.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Investment Options: Participants may diversify both their Basic Pre-Tax and Basic After-Tax contributions and Company matching contributions and may direct the investment of both Voluntary Pre-Tax and Voluntary After-Tax contributions and Rollover contributions into a variety of investments offered under the Plan. The following funds were the investment options available in the Plan: Dillard's Stock Fund, PIMCO Real Return Fund, PIMCO Total Return Fund, Invesco Growth & Income Fund, Harbor Capital Appreciation Fund, J.P. Morgan Mid-Cap Value Fund, Goldman Sachs Small Cap Value Fund, Alger Small Cap Growth Fund, American Funds EuroPacific Growth Fund, Harbor International Fund, Prudential Jennison Mid-Cap Growth Fund, Wells Fargo S&P 500 Index Fund, Wells Fargo Stable Return Fund, and investment model portfolios. Investment model portfolios are a series of risk-based asset allocation models comprised of certain allocations to each class of investment funds available in the Plan with the exception of Dillard's Stock Fund, which is not included in any investment model portfolio. These model portfolios are targeted to different types of investors based on risk tolerance, return objectives and time horizon. There are five categories of model portfolios ranging from conservative to aggressive.

Effective February 24, 2012, the Wells Fargo S&P 500 Index Fund replaced the Wells Fargo Advantage Index Fund, the J.P. Morgan Mid-Cap Value Fund replaced the Columbia Mid-Cap Value Fund, and the Harbor Capital Appreciation Fund replaced the American Funds Growth Fund of America. Effective February 24, 2012, investments in the Harbor International Fund were moved from Administrative class shares into Institutional class shares. As a result of this change, there was a brief blackout period in which Plan participants and beneficiaries temporarily were unable to (1) direct or diversify investments in their individual accounts or (2) obtain a loan, withdrawal, or distribution from the Plan. This blackout period began on February 21, 2012 and ended on February 24, 2012. Prior to the change in funds, the Plan Sponsor communicated the notice of the blackout period to both Plan participants and beneficiaries as required by Section 101(i)(1) of ERISA.

Participant Accounts: Each participant's account is credited with the participant's contributions and with an allocation of the Company's contribution, if eligible, and Plan earnings or losses, and is charged with his or her withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or allocated pro rata per number of participant accounts depending on the type of income or expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their accounts.

Vesting: Participants are immediately vested in their Basic Pre-Tax Accounts, Basic After-Tax Accounts, Voluntary Pre-Tax Accounts, Voluntary After-Tax Accounts, Post-2000 Dividend Account, PAYSOP/PROF Share Account, Rollover Account, CDI Pre-Tax Account, and Mercantile Pre-Tax Account plus earnings or losses thereon. Vesting in the Company's contribution portion of the participant's accounts plus earnings or losses thereon is based on years of service or in the event of death, disability or retirement the participant is entitled to 100% of his or her account balance. Matching contributions made after December 31, 2007 vest after a participant completes 2 or more years of service. Matching contributions made after December 31, 2001, but prior to January 1, 2008, to the Employer Match 2002-2007 Account vest according to a graduated schedule. These matching contributions vest at a rate of 20% per year of service, beginning after 2 years of service, with 100% vesting after a participant completes 6 or more years of service. The Employer Match 1990-2001 Account, Employer Match Pre-1990 Account and Employer Stock Bonus Account become 100% vested after a participant completes 5 or more years of service. The CDI Match and CDI Profit Sharing Accounts vest at the rate of 20% per year of service, beginning after 2 years of service with 100% vesting after a participant completes 6 or more years of service. Nonvested balances are forfeited upon distribution of a terminated participant's account and are used to restore previous forfeitures from accounts of rehired participants and to reduce the amount of the Company's future contributions to the Plan.

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Forfeitures: Forfeitures of terminated participants' non-vested accounts could be used by the Plan to reduce future employer contributions. For the year ended December 31, 2012 the amount of forfeitures utilized to reduce employer contributions was $999,355. At December 31, 2012 and 2011, the unutilized forfeiture balances available to offset future matching contributions were $165,799 and $249,634, respectively.

Payment of Benefits: Upon termination of service, a participant may receive a lump-sum payment of their Voluntary, Basic, and Rollover contributions plus the earnings thereon. The vested portion of the Company matching contributions plus the earnings thereon are available for lump sum payment at the earlier of the five-year anniversary of termination or upon reaching the normal retirement age of 65.

Notwithstanding the foregoing, if the participant's total vested account balances exceed $1,000 but are not more than $5,000, the participant's total vested account balances may be distributed as soon as administratively feasible after the date upon which all distribution elections have been completed. If the participant's total vested account balance is $1,000 or less and the participant did not make a distribution election, the participant's total vested account balance will be distributed without the participants' consent. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been removed from the trust were $239,049 and $132,334 at December 31, 2012 and 2011, respectively. These amounts continue to be included in investments in the financial statements.

Withdrawals Prior to Termination: At any time a participant may withdraw all or a portion of their Voluntary After-Tax Account, Match Account related to match contributions made by Mercantile Company and certain Employee Rollover Accounts, as defined by the Plan. Upon attainment of age 59 ½, participants may withdraw all or a portion of the balances of their Mercantile Pre-Tax Account and any Employee Rollover Accounts. Upon attainment of age 70 ½, participants may withdraw all of their vested accounts.

Administrative Expenses: Substantially all administrative costs are borne by the Plan.

Plan Termination: Although the Company has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer contributions and earnings thereon.

Notes Receivable from Participants: In cases of immediate and heavy financial hardship, participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund(s) and the loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances. Principal and interest is paid ratably over the length of the loan through weekly payroll deductions or loan payoffs made directly to Wells Fargo. At December 31, 2012, the rate of interest for new loans was 4.25%.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates: The preparation of the Plan's financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets for the period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risk and Uncertainties: The Plan holds various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, liquidity, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition: Plan investments are recorded at fair value (see Note 6). Investments in the Dillard's Stock Fund and mutual funds are presented at fair value, which is determined to be the quoted market price from a nationally recognized exchange. Investment in participation units of the S&P 500 index collective trust fund is presented at fair value, which is determined to be the net asset value of the collective trust fund reported by the fund managers and based on recent transaction prices. The investment objective of the S&P 500 index collective trust fund is to approximate as closely as practicable the total return, before deduction of fees and expenses, of the Standard & Poor's 500 Index. The S&P 500 index collective trust is an index fund that invests in the equity securities of companies that compose the Index and pursues its objective through investment in one or more underlying collective investment funds maintained by BlackRock Institutional Trust Company, N.A.

The fair value of the participation units in the stable return collective trust fund with underlying investments in benefit-responsive investment contracts is estimated based on the net asset values of the fund, after adjustments to reflect all fund investments at fair value, including indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund. The fund seeks to provide investors with a moderate level of stable income without principal volatility. *There is no assurance that the fund will achieve its objective.* The stable return collective trust fund invests solely in another collective trust fund which pursues its objective through the active management of a diversified portfolio of fixed income investments with benefit responsive investment contracts. The investment contracts are issued by selected high quality insurance companies and financial institutions. The principal value of these contracts is not expected to fluctuate during the term to maturity. Upon contract maturity, the full principal amount, plus any unpaid accrued interest is returned to the fund. The stable return collective trust fund provides for daily redemptions by the Plan at reported net asset values per unit, with no advance notice requirements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Fully Benefit-Responsive Investment Contracts: The statements of net assets available for benefits present the stable return collective trust fund with underlying investments in benefit-responsive investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis for fully benefit-responsive investment contracts. Individual participant accounts invested in the stable return collective trust funds are maintained on a unit value basis at contract value. Participants do not have a beneficial ownership in specific underlying securities or other assets in the various funds, but own units valued as of the last business day of the period. The funds' earnings, such as interest, are reflected in the net asset value of each unit. Participants realize the earnings of the fund through an increase in the net asset value and do not receive additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant. The Plan held an indirect interest in such contracts through its investment in the Wells Fargo Stable Return Fund as of December 31, 2012 and 2011.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, net of an allowance for uncollectible notes receivable. Repayments of principal and interest are received through weekly payroll deductions or loan payoffs made directly to Wells Fargo and the notes are collateralized by the participants' account balances.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are identified under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Prior to the change in recordkeeper, the Plan held shares of a mutual fund managed by Bank of America, N.A. affiliate Columbia Asset Management LLC. Merrill Lynch, Pierce, Fenner and Smith, Inc., as a subsidiary of Bank of America, N.A., was the Plan recordkeeper; therefore, these transactions and the Plan's payment of recordkeeping fees to Bank of America, N.A. qualify as party-in-interest transactions. Following the change in recordkeeper, the Plan held shares of mutual funds and units of collective trusts managed by Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. is the Plan recordkeeper; therefore, these transactions and the Plan's payment of recordkeeping fees to Wells Fargo Bank, N.A. qualify as party-in-interest transactions. Fees paid by the Plan for recordkeeping services to Wells Fargo Bank, N.A. were $690,749 for the year ended December 31, 2012.

The Committee of the Plan utilizes an investment advisor, The Newport Group, to serve as the independent investment advisor for the Plan. The Newport Group (1) recommends mutual funds to be included in the Plan's investment menu, (2) monitors the performance of those funds against certain pre-determined standards, and (3) recommends the removal of funds from the investment menu and the replacement of these funds by alternative funds if the advisor determines that the funds to be removed are not performing in accordance with pre-determined standards. Fees paid by the Plan to the Newport Group are party-in-interest transactions.

Evercore Trust Company is the trustee for the Dillard's Stock Fund. Fees paid by the Plan to the Evercore Trust Company are party-in-interest transactions.

The Plan held 11,018,916 and 11,614,050 shares of Dillard's, Inc. Class A common stock, which represents 70.2% and 59.5% of net assets available for benefits, at December 31, 2012 and 2011, respectively. The Plan recognized dividend income of $55,732,631 during 2012 from this related-party investment.

Notes receivable from participants are also considered party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee received compensation from the Plan during 2012 or 2011.

NOTE 4 - TAX STATUS

The Plan obtained its latest determination letter on December 10, 2010, in which the Internal Revenue Service stated that the Plan and related trust, as amended and restated at January 1, 2007, were in compliance with the applicable sections of the Internal Revenue Code and are therefore qualified and exempt from tax. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 4 - TAX STATUS (Continued)

The Plan requested a determination letter on January 31, 2012 from the Internal Revenue Service in order to determine that the Plan and related trust, as amended and restated at January 1, 2012, were in compliance with the applicable sections of the Internal Revenue Code and are therefore qualified and exempt from tax. No response from the Internal Revenue Service has been received to date; however, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

During 2012, the Company identified certain operational omissions with respect to the Plan and submitted an application under the Voluntary Correction with Service Approval ("VCP") program with the Internal Revenue Service in accordance with the Employee Plans Compliance Resolution System ("EPCRS"). The VCP application set forth the remedial actions to correct the operational omissions in accordance with EPCRS and Revenue Procedure 2008-50. On July 27, 2012, the Company received a letter from the Internal Revenue Service in acceptance of the VCP filing, including the remedial actions made to correct the omissions.

NOTE 5 - INVESTMENTS

At December 31, 2012 and 2011, the investments of the Plan are as follows:

	2012	2011
Investments, at fair value		
Stocks:		
Dillard's, Inc. Class A common stock */**	$ 923,054,593	$ 521,238,564
Mutual Funds:		
Alger Small Cap Growth Fund	6,080,514	6,348,959
American Funds EuroPacific Growth Fund	18,096,124	16,548,541
American Funds Growth Fund of America	0	34,562,123
Columbia Mid-Cap Value Fund	0	9,949,697
Goldman Sachs Small Cap Value Fund	13,643,604	12,168,384
Harbor Capital Appreciation Fund	35,775,018	0
Harbor International Fund	18,879,327	16,035,370
JP Morgan Mid-Cap Value Fund	11,735,955	0
PIMCO Real Return Fund	28,097,518	23,645,780
PIMCO Total Return Fund **	61,770,374	51,793,308
Prudential Jennison Mid-Cap Growth Fund	13,433,345	10,967,585
Invesco Growth & Income Fund	20,428,736	18,017,988
Wells Fargo Advantage Index Fund	0	22,520,494
Total mutual funds	227,940,515	222,558,229
Total investments at fair value	1,150,995,108	743,796,793
Investments, at estimated fair value –		
Collective Trust Funds:		
Wells Fargo Stable Return Fund */**	128,287,773	121,562,295
Wells Fargo S&P 500 Index Fund	26,487,867	0
Total collective trust investments at estimated fair value	154,775,640	121,562,295
Cash and cash equivalents	2,202,525	0
Investments, at fair value and estimated fair value	1,307,973,273	865,359,088
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,616,397)	(3,081,409)
Total Investments	$1,304,356,876	$ 862,277,679

* Investment representing >5% of 2012 net assets available for benefits.
** Investment representing >5% of 2011 net assets available for benefits.

NOTE 5 – INVESTMENTS (Continued)

The following table details the net appreciation in fair value by type of investment (including investments bought, sold, and held during the year):

	Year Ended December 31, 2012
Dillard's Stock Fund	$ 430,406,502
Mutual funds	25,993,938
Collective trust funds	3,837,200
Net appreciation in fair value of investments	$ 460,237,640

NOTE 6 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. In accordance with authoritative guidance for fair value measurements of financial assets and liabilities recognized at fair value, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability. In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. See Note 2 for the descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments held directly by the Plan.

The methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 6 - FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2012 and 2011.

	Fair Value Measurements At December 31, 2012			
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$2,202,525	$ -	$ -	$2,202,525
Company common stock	923,054,593	-	-	$923,054,593
Domestic large cap mutual fund	56,203,754	-	-	56,203,754
Domestic mid cap mutual fund	25,169,300	-	-	25,169,300
Domestic small cap mutual fund	19,724,118	-	-	19,724,118
International large cap mutual fund	36,975,451	-	-	36,975,451
Inflation protected bond mutual fund	28,097,518	-	-	28,097,518
Intermediate term aggregate bond mutual fund	61,770,374	-	-	61,770,374
Collective trust – stable return fund	-	128,287,773	-	128,287,773
Collective trust – S&P 500 index fund	-	26,487,867	-	26,487,867
Total	$ 1,153,197,633	$ 154,775,640	$ -	$1,307,973,273

There were no transfers between Level 1 and Level 2 investments during 2012.

	Fair Value Measurements At December 31, 2011			
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Company common stock	$521,238,564	$ -	$ -	$521,238,564
Domestic large cap mutual fund	75,100,605	-	-	75,100,605
Domestic mid cap mutual fund	20,917,282	-	-	20,917,282
Domestic small cap mutual fund	18,517,343	-	-	18,517,343
International large cap mutual fund	32,583,911	-	-	32,583,911
Inflation protected bond mutual fund	23,645,780	-	-	23,645,780
Intermediate term aggregate bond mutual fund	51,793,308	-	-	51,793,308
Collective trust – stable return fund	-	121,562,295	-	121,562,295
Total	$ 743,796,793	$ 121,562,295	$ -	$865,359,088

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Form 5500 as of December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$ 1,314,734,875	$ 876,140,402
Adjustment from contract value to fair value for funds invested in fully benefit-responsive investment contracts	3,616,397	3,081,409
Net assets available for benefits per the Form 5500	$ 1,318,351,272	$ 879,221,811

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the net income reflected in the Form 5500 for the year ended December 31, 2012:

	2012
Net increase in net assets available for benefits per the financial Statements	$ 438,594,473
Adjustment from contract value to fair value for funds invested in fully benefit-responsive investment contracts-December 31, 2012	3,616,397
Adjustment from contract value to fair value for funds invested in fully benefit-responsive investment contracts-December 31, 2011	(3,081,409)
Net income per the Form 5500	$ 439,129,461

* * * * * *

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, PART IV, LINE 4i –
SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

Plan Sponsor: Dillard's, Inc.
Employer Identification Number: 71-0388071
Plan Number: 111

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Short Term Investment Fund
	Cash and Cash Equivalents	Cash and Cash Equivalents	**	$2,202,525
	Mutual Funds:			
	Alger	Alger Small Cap Growth Fund	**	6,080,514
	American Funds	American Funds EuroPacific Growth Fund	**	18,096,124
	Goldman Sachs	Goldman Sachs Small Cap Value Fund	**	13,643,604
	Harbor Funds	Harbor Capital Appreciation Fund	**	35,775,018
	Harbor Funds	Harbor International Fund	**	18,879,327
	JP Morgan	JP Morgan Mid Cap Value Fund	**	11,735,955
	PIMCO	PIMCO Real Return Fund	**	28,097,518
	PIMCO	PIMCO Total Return Fund	**	61,770,374
	Prudential	Prudential Jennison Mid-Cap Growth Fund	**	13,433,345
	Invesco	Invesco Growth & Income Fund	**	20,428,736
		Total mutual funds		227,940,515
	Common Stock:			
*	Dillard's, Inc.	Common Stock, par value $.01	**	923,054,593
	Collective Trusts:			
*	Wells Fargo	Wells Fargo Stable Return Fund	**	128,287,773
*	Wells Fargo	Wells Fargo S&P 500 Index Fund	**	26,487,867
*	Notes receivable from participants	Loans to participants with interest rates ranging from 4.25% to 9.25% and maturity dates from January 1, 2013 to December 16, 2022.	**	12,628,190
	Total Assets			$1,320,601,463

* Party-in-interest.
** Column (d) is not applicable for participant-directed investments.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-181623 and 333-167937 on Form S-8 of Dillard's, Inc. of our report dated May 31, 2013 appearing in this Annual Report on Form 11-K of Dillard's, Inc. Investment & Employee Stock Ownership Plan for the year ended December 31, 2012.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
May 31, 2013